Exhibit 99.1

iQIYI Announces Second Quarter 2023 Financial Results

BEIJING, CHINA, August 22, 2023 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Total revenues were RMB7.8 billion (US$1.1 billion1), increasing 17% year over year.

•

Operating income was RMB610.4 million (US$84.2 million) and operating income margin was 8%, compared to operating income of RMB125.8 million and operating income margin of 2% in the same period in 2022.

•

Non-GAAP operating income[2] was RMB786.4 million (US$108.4 million) and non-GAAP operating income margin was 10%, compared to non-GAAP operating income of RMB343.8 million and non-GAAP operating income margin of 5% in the same period in 2022.

•	Net income attributable to iQIYI was RMB365.2 million (US$50.4 million), compared to net loss attributable to iQIYI of RMB214.0 million in the same period in 2022.

•	Non-GAAP net income attributable to iQIYI[2] was RMB594.7 million (US$82.0 million), compared to non-GAAP net income attributable to iQIYI of RMB78.3 million in the same period in 2022.

“Our original content strategy continued to deliver top-notch titles, which in turn brought the strongest second-quarter performance in our history in terms of key metrics, such as total revenues, profits, free cash flow, and average daily subscribers,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “On top of these exceptional results, we are investing in transformative technologies, including generative AI, to prepare us for future growth.”

“Our second quarter total revenues grew by 17% year over year, while GAAP and Non-GAAP operating income grew by 385% and 129%, respectively. In addition, our operating cash flow and free cash flow reached RMB886 million and RMB872 million, respectively, each maintaining positive for five and four consecutive quarters. Our total interest-bearing debt decreased significantly quarter over quarter.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI. “We are making solid progress in delivering high-quality growth.”

Second Quarter 2023 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	June 30, 2022	March 31, 2023	June 30, 2023
	RMB	RMB	RMB
Total revenues	6,656,549	8,348,807	7,802,297
Operating income	125,787	858,631	610,392
Operating income (non-GAAP)	343,806	1,034,296	786,391
Net (loss)/income attributable to iQIYI, Inc.	(213,995)	618,109	365,207
Net income attributable to iQIYI, Inc. (non-GAAP)	78,253	939,533	594,663
Diluted net (loss)/income per ADS	(0.28)	0.64	0.37
Diluted net income per ADS (non-GAAP)[2]	0.10	0.97	0.61

Second Quarter 2023 Other Operating Highlights

•

The average daily number of total subscribing members[3] for the quarter was 111.2 million, compared to 98.3 million for the same period in 2022 and 128.9 million for the first quarter in 2023. The average daily number of subscribing members excluding individuals with trial memberships[4] for the quarter was 110.7 million, compared to 97.7 million for the same period in 2022 and 128.1 million for the first quarter in 2023.

•

The monthly average revenue per membership (ARM5) for the second quarter was RMB14.82, compared to RMB14.53 for the same period in 2022 and RMB14.35 for the first quarter in 2023, increasing 2% year over year.

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2513 as of June 30, 2023, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[3]	The average daily number of total subscribing members for a quarter is calculated by averaging the number of total subscribing members in each day of such quarter.
[4]

The average daily number of subscribing members excluding individuals with trial memberships for the quarter is calculated by averaging the number of subscribing members excluding individuals with trial memberships in each day of such quarter.

[5]

The monthly ARM for the quarter is calculated by dividing our total revenues from membership services during a given quarter by the average daily number of total subscribing members for that quarter and the number of months in the quarter.

Second Quarter 2023 Financial Results

Total revenues reached RMB7.8 billion (US$1.1 billion), increasing 17% year over year.

Membership services revenue was RMB4.9 billion (US$682.2 million), increasing 15% year over year, primarily attributable to the increase in the number of total subscribing members and our continuous efforts in refining operations to improve monetization capabilities. The average daily number of total subscribing members increased from 98.3 million for the second quarter in 2022 to 111.2 million for the second quarter in 2023. The number of total subscribing members reached 109.5 million as of June 30, 2023, compared to 95.6 million as of June 30, 2022.

Online advertising services revenue was RMB1.5 billion (US$206.2 million), increasing 25% year over year. The increase was primarily driven by the growth of performance-based advertising business and, to a lesser extent, the growth in the brand advertising business.

Content distribution revenue was RMB553.3 million (US$76.3 million), increasing 15% year over year, primarily driven by the increase in average unit price of barter transactions.

Other revenues were RMB807.0 million (US$111.3 million), increasing 16% year over year, primarily driven by the revenue derived from third-party cooperation, partially offset by the deconsolidation of live broadcasting business.

Cost of revenues was RMB5.8 billion (US$796.3 million), increasing 10% year over year, primarily driven by higher content costs. Content costs as a component of cost of revenues were RMB4.1 billion (US$571.2 million), increasing 7% year over year. The increase in content cost was primarily driven by higher number of original dramas and variety shows launched during the quarter.

Selling, general and administrative expenses were RMB979.0 million (US$135.0 million), increasing 22% year over year, primarily due to higher marketing spending.

Research and development expenses were RMB439.0 million (US$60.5 million), decreasing 9% year over year, primarily due to the decrease in personnel-related compensation expenses.

Operating income was RMB610.4 million (US$84.2 million), compared to operating income of RMB125.8 million in the same period in 2022. Operating income margin was 8%, compared to operating income margin of 2% in the same period in 2022. Non-GAAP operating income was RMB786.4 million (US$108.4 million) and non-GAAP operating income margin was 10%, compared to non-GAAP operating income of RMB343.8 million and non-GAAP operating income margin of 5% in the same period in 2022.

Total other expense was RMB234.6 million (US$32.4 million), compared to total other expense of RMB291.0 million during the same period of 2022. The year over year variance was primarily due to increased interest expenses and the foreign exchange loss due to the fluctuation of exchange rate between Renminbi and the U.S. dollar, partially offset by higher interest income and less loss from equity method investment.

Income before income taxes was RMB375.8 million (US$51.8 million), compared to loss before income taxes of RMB165.2 million in the same period in 2022.

Income tax expense was RMB7.9 million (US$1.1 million), compared to income tax expense of RMB36.2 million in the same period in 2022.

Net income attributable to iQIYI was RMB365.2 million (US$50.4 million), compared to net loss attributable to iQIYI of RMB214.0 million in the same period in 2022. Diluted net income attributable to iQIYI per ADS was RMB0.37 (US$0.05) for the second quarter of 2023, compared to diluted net loss attributable to iQIYI per ADS of RMB0.28 in the same period of 2022. Non-GAAP net income attributable to iQIYI was RMB594.7 million (US$82.0 million), compared to non-GAAP net income attributable to iQIYI of RMB78.3 million in the same period in 2022. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.61 (US$0.08), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.10 in the same period of 2022.

As of June 30, 2023, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB6.1 billion (US$840.8 million). In the second quarter of 2023, the Company had repurchased a total principal amount of US$133.6 million of its 4% convertible senior notes due 2026 for cash.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 AM on August 22, 2023, U.S. Eastern Time (7:00 PM on August 22, 2023, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10032705-gh86y7.html

It will automatically direct you to the registration page of “ iQIYI Second Quarter 2023 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through August 29, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in      +1 855 883 1031

Passcode:                          10032705

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of (Loss)/Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Revenues:
Membership services	4,285,071	5,547,305	4,946,567	8,756,546	10,493,872
Online advertising services	1,193,809	1,403,752	1,495,378	2,531,108	2,899,130
Content distribution	479,261	727,262	553,319	1,105,377	1,280,581
Others	698,408	670,488	807,033	1,540,577	1,477,521

Total revenues	6,656,549	8,348,807	7,802,297	13,933,608	16,151,104

Operating costs and expenses:
Cost of revenues	(5,247,959)	(5,956,003)	(5,773,867)	(11,211,812)	(11,729,870)
Selling, general and administrative	(800,602)	(1,105,855)	(979,000)	(1,545,383)	(2,084,855)
Research and development	(482,201)	(428,318)	(439,038)	(957,213)	(867,356)

Total operating costs and expenses	(6,530,762)	(7,490,176)	(7,191,905)	(13,714,408)	(14,682,081)

Operating income	125,787	858,631	610,392	219,200	1,469,023

Other income/(expenses):
Interest income	15,707	104,986	52,196	24,654	157,182
Interest expenses	(181,907)	(285,964)	(278,521)	(357,422)	(564,485)
Foreign exchange (loss)/gain, net	(98,101)	36,982	(114,992)	(107,118)	(78,010)
(Loss)/gain from equity method investments	(93,690)	(85,109)	33,789	(96,848)	(51,320)
Others, net	67,006	20,862	72,928	343,082	93,790

Total other expense, net	(290,985)	(208,243)	(234,600)	(193,652)	(442,843)

(Loss)/income before income taxes	(165,198)	650,388	375,792	25,548	1,026,180

Income tax expense	(36,204)	(24,632)	(7,930)	(53,086)	(32,562)
Net (loss)/income	(201,402)	625,756	367,862	(27,538)	993,618

Less: Net income attributable to noncontrolling interests	12,593	7,647	2,655	17,364	10,302

Net (loss)/income attributable to iQIYI, Inc.	(213,995)	618,109	365,207	(44,902)	983,316

Net (loss)/income attributable to ordinary shareholders	(213,995)	618,109	365,207	(44,902)	983,316

Net (loss)/income per share for Class A and Class B ordinary shares:
Basic	(0.04)	0.09	0.05	(0.01)	0.15
Diluted	(0.04)	0.09	0.05	(0.01)	0.14
Net (loss)/income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(0.28)	0.66	0.38	(0.07)	1.04
Diluted	(0.28)	0.64	0.37	(0.07)	1.01
Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	6,074,616,616	6,569,658,687	6,704,546,096	5,891,471,047	6,637,475,009
Diluted	6,074,616,616	6,754,965,091	6,851,986,558	5,891,471,047	6,803,848,441

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2022	June 30, 2023
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	7,097,938	3,565,285
Restricted cash	13,618	6,120
Short-term investments	818,265	1,014,692
Accounts receivable, net	2,402,675	2,692,389
Prepayments and other assets	2,602,927	2,664,647
Amounts due from related parties	104,154	159,641
Licensed copyrights, net	746,058	832,020

Total current assets	13,785,635	10,934,794

Non-current assets:
Fixed assets, net	1,104,721	969,319
Long-term investments	2,453,644	2,359,960
Licensed copyrights, net	6,840,629	6,463,198
Intangible assets, net	436,685	391,488
Produced content, net	13,001,904	12,722,298
Prepayments and other assets	3,865,133	4,604,782
Operating lease assets	673,971	647,177
Goodwill	3,826,147	3,820,823
Amounts due from related parties	59,880	175,079

Total non-current assets	32,262,714	32,154,124

Total assets	46,048,349	43,088,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,993,416	5,740,030
Amounts due to related parties	3,521,646	2,872,843
Customer advances and deferred revenue	4,232,110	4,636,969
Convertible senior notes, current portion	8,305,447	23,263
Short-term loans	3,347,638	2,992,101
Operating lease liabilities, current portion	103,517	100,081
Accrued expenses and other liabilities	2,626,244	2,372,579

Total current liabilities	28,130,018	18,737,866

Non-current liabilities:
Convertible senior notes	9,568,279	11,446,838
Deferred tax liabilities	1,832	1,273
Amounts due to related parties	100,941	90,649
Operating lease liabilities	508,571	489,826
Other non-current liabilities	1,395,269	1,581,179

Total non-current liabilities	11,574,892	13,609,765

Total liabilities	39,704,910	32,347,631

Shareholders’ equity:
Class A ordinary shares	194	236
Class B ordinary shares	193	193
Additional paid-in capital	50,885,688	54,663,377
Accumulated deficit	(46,498,897)	(45,515,581)
Accumulated other comprehensive income	1,863,454	1,510,843
Non-controlling interests	92,807	82,219

Total shareholders’ equity	6,343,439	10,741,287

Total liabilities and shareholders’ equity	46,048,349	43,088,918

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Net cash provided by operating activities	47,359	1,001,765	885,560
Net cash (used for)/provided by investing activities (1,2)	(652,454)	166,845	(420,481)
Net cash used for financing activities	(333,393)	(3,356,630)	(1,175,147)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	75,096	(8,862)	127,759

Net decrease in cash, cash equivalents and restricted cash	(863,392)	(2,196,882)	(582,309)

Cash, cash equivalents and restricted cash at the beginning of the period	3,882,776	7,861,556	5,664,674
Cash, cash equivalents and restricted cash at the end of the period	3,019,384	5,664,674	5,082,365

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	2,923,178	4,529,267	3,565,285
Restricted cash	96,206	6,120	6,120
Long-term restricted cash	—	1,129,287	1,510,960

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,019,384	5,664,674	5,082,365

Net cash provided by operating activities	47,359	1,001,765	885,560
Less: Capital expenditures (2)	(66,005)	(241)	(13,307)

Free cash flow	(18,646)	1,001,524	872,253

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023
	RMB	RMB	RMB
Operating income	125,787	858,631	610,392
Add: Share-based compensation expenses	201,521	169,046	169,380
Add: Amortization and impairment of intangible assets(1)	16,498	6,619	6,619

Operating income (non-GAAP)	343,806	1,034,296	786,391

Net (loss)/income attributable to iQIYI, Inc.	(213,995)	618,109	365,207
Add: Share-based compensation expenses	201,521	169,046	169,380
Add: Amortization and impairment of intangible assets(1)	16,498	6,619	6,619
Add: Disposal gain	—	—	(89,571)
Add: Impairment of long-term investments	11,000	118,984	155,011
Add: Fair value loss/(gain) of long-term investments	1,760	9,445	(3,550)
Add: Reconciling items on equity method investments(2)	59,615	18,351	(8,895)
Add: Tax effects on non-GAAP adjustments(3)	1,854	(1,021)	462

Net income attributable to iQIYI, Inc. (non-GAAP)	78,253	939,533	594,663

Diluted net (loss)/income per ADS	(0.28)	0.64	0.37
Add: Non-GAAP adjustments to earnings per ADS	0.38	0.33	0.24

Diluted net income per ADS (non-GAAP)	0.10	0.97	0.61

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares.

(3)	This represents tax impact of all relevant non-GAAP adjustments.